UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number: 001-39487

Silence Therapeutics plc

(Exact Name of Registrant as Specified in Its Charter)

72 Hammersmith Road

London W14 8TH

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On August 11, 2022, Silence Therapeutics plc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and William Blair & Company, L.L.C. relating to an underwritten offering (the “Offering”) of 5,950,000 American Depositary Shares (the “ADSs”), each representing three ordinary shares, nominal value £0.05 per share in the capital of the Company (the “Underlying Shares”). The Offering was priced at $9.50 per ADS, for aggregate gross proceeds to the Company of approximately $56.5 million, before deducting underwriting discounts and commissions and other offering expenses. The Offering closed on August 16, 2022.

The ADSs were issued pursuant to a shelf registration statement on Form F-3 that was filed with the Securities and Exchange Commission (“SEC”) on October 15, 2021 and declared effective by the SEC on October 22, 2021 (File No. 333-260265). A prospectus supplement relating to the Offering has been filed with the SEC.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make because of such liabilities. The foregoing descriptions of the terms of the Underwriting Agreement are qualified in their entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 hereto and is herein incorporated by reference.

A copy of the legal opinion and consent of Cooley (UK) LLP relating to the ADSs and the Underlying Shares is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

This Report on Form 6-K (including Exhibits 1.1, 5.1 and 23.1) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-260265) of Silence Therapeutics plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K (excluding Exhibits 1.1, 5.1 and 23.1) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-248682) and Form F-3 (File No. 333-248203) of Silence Therapeutics plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit	Description

1.1	Underwriting Agreement

5.1	Opinion of Cooley (UK) LLP

23.1	Consent of Cooley (UK) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2022	SILENCE THERAPEUTICS PLC

	By:	/s/ Craig Tooman
Name: Craig Tooman
Title: Chief Executive Officer